Filed pursuant to Rule 424(b)(3)
Registration No. 333-171639

16,772,209 Shares of Common Stock

This prospectus relates to the offer and sale from time to time of up to 16,772,209 shares of our common stock, $0.001 par value, that may be offered for sale by certain of our current and potential future stockholders named in this prospectus, who we refer to herein as the selling stockholders. Such shares include (i) 3,199,441 shares of our outstanding common stock (including 264,214 shares of our outstanding common stock being held in escrow) that we issued to the former securityholders and certain former executive officers of Nellix, Inc., or Nellix, at the closing of the merger of Nepal Acquisition Corporation, or Merger Sub, a wholly-owned subsidiary of our company, with and into Nellix, which we refer to as the Merger, pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of October 27, 2010, which we refer to as the Merger Agreement, by and among us, Nellix and the various other parties named therein, (ii) up to 10,052,191 shares of our common stock that we may issue to the former securityholders of Nellix upon our achievement of certain performance milestones set forth in the Merger Agreement and described elsewhere in this prospectus, (iii) 3,170,577 shares of our outstanding common stock that we issued to Essex Woodlands Health Ventures Fund VII, L.P., or Essex Woodlands Fund VII, at the closing of a private placement offering of shares of our common stock, which we refer to as the Private Placement Transaction, pursuant to the terms of that certain Securities Purchase Agreement, dated as of October 27, 2010, as amended December 9, 2010, which we refer to as the Purchase Agreement, by and between us and Essex Woodlands Fund VII and (iv) 350,000 shares of our outstanding restricted common stock issued to Robert D. Mitchell, our President, Global Strategic Initiatives, upon his employment with us.

The selling stockholders may sell the shares of our common stock described in this prospectus in public or private transactions, on or off the NASDAQ Global Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares of our common stock directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. We will not receive any proceeds from the selling stockholders’ sale of the shares of our common stock offered pursuant to this prospectus. We have agreed to bear the expenses in connection with the registration and sale of the shares of our common stock offered by the selling stockholders and to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See the section in this prospectus titled “Plan of Distribution” for additional information about how the selling stockholders may conduct sales of the shares of our common stock offered by this prospectus.

Our common stock currently is traded on the NASDAQ Global Market under the symbol “ELGX.” On January 14, 2011, the closing price of our common stock was $7.03 per share.

Investing in our common stock involves a high degree of risk. You should review the section entitled “Risk Factors” beginning on page 2 of this prospectus to read about the risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement containing this prospectus, which has been filed with the Securities and Exchange Commission, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is January 18, 2011.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplements. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and offers to buy, the shares of common stock are valid only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

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ABOUT ENDOLOGIX, INC.

Our Business

We develop, manufacture, market and sell innovative treatments for aortic disorders. Our principal product, the Powerlink® System, is a minimally invasive device for the treatment of abdominal aortic aneurysm, or AAA. AAA is a weakening of the wall of the aorta, the largest artery of the body. Once AAA develops, it continues to enlarge and if left untreated becomes increasingly susceptible to rupture. The overall patient mortality rate for ruptured AAAs is approximately 75% making it a leading cause of death in the United States today.

The Powerlink System is a catheter and endoluminal stent graft, or ELG, system. The device consists of a self-expanding cobalt chromium alloy stent cage covered by high density ePTFE. The Powerlink ELG is implanted in the abdominal aorta, which is accessed through the femoral artery. Once the Powerlink ELG is deployed into its proper position, blood flow is shunted away from the weakened or “aneurysmal” section of the aorta, reducing pressure and the potential for the aorta to rupture. Our clinical trials demonstrated that implantation of our products reduces the mortality and morbidity rates associated with conventional AAA surgery, as well as provides a clinical alternative for many patients who could not undergo conventional surgery. Sales of our Powerlink System in the United States, Europe, Asia, and South America are the sole source of our reported revenue.

Merger and Private Placement Transaction

On December 10, 2010, we completed the Merger of Merger Sub with and into Nellix, pursuant to the terms of the Merger Agreement. As a result of the Merger, Nellix is a wholly-owned subsidiary of our company. Upon the closing of the Merger, and in accordance with the terms of the Merger Agreement, we issued an aggregate of 2,855,227 unregistered shares of our common stock to the former securityholders of Nellix in exchange for the shares of Nellix common stock and preferred stock outstanding immediately prior to the closing of the Merger, other than dissenting shares. We also delivered an aggregate of 264,214 unregistered shares of our common stock to Wells Fargo Bank N.A., in its capacity as escrow agent, to secure our rights, and the rights of certain of our affiliates and representatives, to indemnification as provided in the Merger Agreement. In addition, we may be required to issue to the former securityholders of Nellix as contingent consideration additional shares of our common stock upon our achievement of certain performance milestones set forth in the Merger Agreement.

Also on December 10, 2010, concurrent with the closing of the Merger and in accordance with the terms of the Purchase Agreement, we issued and sold to Essex Woodlands Fund VII, and Essex Woodlands Fund VII purchased from us, an aggregate of 3,170,577 unregistered shares of our common stock, at purchase price of $4.731 per share, resulting in gross proceeds to us of $15,000,000.

Corporate Information

We were incorporated in California in March 1992 under the name Cardiovascular Dynamics, Inc. and reincorporated in Delaware in June 1993. In January 1999, we merged with privately held Radiance Medical Systems, Inc. and changed our name to Radiance Medical Systems, Inc. and in May 2002, we merged with privately held Endologix, Inc., and changed our name to Endologix, Inc. More comprehensive information about our products and us is available through our website at www.endologix.com. The information on our website is not incorporated by reference into this prospectus, and you should not consider it a part of this prospectus. Our main offices are located at 11 Studebaker, Irvine, California, 92618, and our telephone number is (949) 595-7200.

RISK FACTORS

Before making an investment decision, you should carefully consider the following risk factors, in addition to all of the other information set forth in this prospectus or incorporated by reference into this prospectus. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. An investment in our common stock involves a high degree of risk.

Risks Related to Our Business

All of our revenue is generated from a limited number of products, and any declines in the sales of these products will negatively impact our business.

We have focused heavily on the development and commercialization of a limited number of products for the treatment of AAA because of limited resources. If we are unable to continue to achieve market acceptance of these products and do not achieve sustained positive cash flow from operations, we will be constrained in our ability to fund development and commercialization of improvements and other product lines. In addition, if we are unable to market our products as a result of failure to maintain regulatory approvals, we would lose our only source of revenue and our business would be negatively affected.

Our success depends on the growth in the number of AAA patients treated with endovascular devices.

In the United States, over 200,000 new diagnoses of AAA are made each year. In 2009, approximately 70,000 AAA patients were treated by either endovascular repair or by open surgery. Our success with our Powerlink System will depend on an increasing percentage of patients with AAA being diagnosed, and an increasing percentage of those diagnosed receiving endovascular, as opposed to open surgical procedures. Initiatives to increase screening for AAA are underway but are out of our control and such general screening programs may never gain wide acceptance. The failure to diagnose more patients with AAA could negatively impact our sales.

Our success depends on convincing physicians to use our products in more endovascular AAA procedures.

Our AAA products utilize a different fixation approach than the competitive products. Based upon our favorable clinical results, product improvements and increasing the size of our sales force, we have been able to increase sales at a rate higher than the market growth. However, if we are unable to continue convincing physicians to use our products, our business could be negatively impacted.

Our international operations subject us to certain operating risks, which could adversely impact our net sales, results of operations and financial condition.

Sales of our products outside the United States represented approximately 17% of our revenue in 2009. During 2009, we sold our products through twelve distributors located in the following countries outside of the United States: Argentina, Brazil, Chile, Colombia, Germany, Greece, Ireland, Italy, Japan, Mexico, China, and Turkey. The sales territories authorized within these various distribution agreements cover a total of twenty five countries. The sale and shipment of our products across international borders, as well as the purchase of components and products from international sources, subject us to extensive U.S. and foreign governmental trade, import and export, and custom regulations and laws. Compliance with these regulations is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and anti-boycott laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, many of the countries in which we sell our products are, to some degree, subject to political, economic or social instability. Our international operations expose us and our distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	the imposition of costly and lengthy new export licensing requirements;

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the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•	economic instability;

•	a shortage of high-quality sales people and distributors;

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changes in third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	pricing pressure that we may experience internationally;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in maintaining consistency with our internal guidelines;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; and

•	difficulties in enforcing or defending intellectual property rights.

If we experience any of these risks, our sales in international countries may be harmed and our results of operations would suffer.

If our products or processes infringe upon the intellectual property of third parties, the sale of our products may be challenged and we may have to defend costly and time-consuming infringement claims.

We may need to engage in expensive and prolonged litigation to assert or defend any of our intellectual property rights or to determine the scope and validity of rights claimed by other parties. With no certainty as to the outcome, litigation could be too expensive for us to pursue. Our failure to prevail in such litigation or our failure to pursue litigation could result in the loss of our rights that could hurt our business substantially. In addition, the laws of some foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States, if at all.

Our failure to obtain rights to intellectual property of third parties or the potential for intellectual property litigation could force us to do one or more of the following:

•	stop selling, making or using products that use the disputed intellectual property;

•	obtain a license from the intellectual property owner to continue selling, making, licensing or using products, which license may not be available on reasonable terms, or at all;

•	redesign our products, processes or services; or

•	subject us to significant liabilities to third parties.

If any of the foregoing occurs, we may be unable to manufacture and sell our products and may suffer severe financial harm. Whether or not an intellectual property claim is valid, the cost of responding to it, in terms of legal fees and expenses and the diversion of management resources, could harm our business.

If third-party payors do not provide reimbursement for the use of our products, our revenues may be negatively impacted.

Our success in marketing our products depends in large part on whether domestic and international government health administrative authorities, private health insurers and other organizations will reimburse customers for the cost of our product. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Further, many international markets have government managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products will be adversely affected.

Healthcare policy changes, including recent federal legislation to reform the U.S. healthcare system, may have a material adverse effect on us.

In response to perceived increases in health care costs in recent years, there have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control these costs and, more generally, to reform the U.S. healthcare system. Certain of these proposals could limit the prices we are able to charge for our products or the amounts of reimbursement available for our products and could limit the acceptance and availability of our products. Moreover, as discussed below, recent federal legislation would impose significant new taxes on medical device makers such as us. The adoption of some or all of these proposals, including the recent federal legislation, could have a material adverse effect on our financial position and results of operations.

On March 23, 2010, President Obama signed the Patient Protection and Affordable Care Act. The legislation imposes significant new taxes on medical device makers. Under the legislation, the total cost to the medical device industry would be approximately $20 billion over ten years. These taxes will result in a significant increase in the tax burden on our industry, which could have a material, negative impact on our results of operations and our cash flows. Other elements of this legislation such as comparative effectiveness research, an independent payment advisory board, payment system reforms including shared savings pilots and other provisions could meaningfully change the way healthcare is developed and delivered, and may materially impact numerous aspects of our business.

Current challenges in the commercial and credit environment may adversely affect our business and financial condition.

The global financial markets have experienced unprecedented levels of volatility. Our ability to generate cash flows from operations or enter into or maintain existing financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers, deterioration in our key financial ratios, maintenance of compliance with financial covenants in existing credit agreements, or credit ratings, or other significantly unfavorable changes in conditions. While these conditions and the current economic downturn have not meaningfully impaired our ability to access credit markets or meaningfully adversely affected our operations to date, continuing volatility in the global financial markets could increase borrowing costs or affect our ability to access the capital markets. Current or worsening economic conditions may also adversely affect the business of our customers, including their ability to pay for our products and services, and the amount spent on healthcare generally. This could result in a decrease in the demand for our products and services, longer sales cycles, slower adoption of new technologies and increased price competition.

Our operating results may vary significantly from quarter to quarter, which may negatively impact our stock price in the future.

Our quarterly revenues and results of operations may fluctuate due to, among others, the following reasons:

•	physician acceptance of our products;

•	the conduct and results of clinical trials;

•	the timing and expense of obtaining future regulatory approvals;

•	fluctuations in our expenses associated with expanding our operations;

•	the introduction of new products by our competitors;

•	supplier, manufacturing or quality problems with our devices;

•	the timing of stocking orders from our distributors;

•	changes in our pricing policies or in the pricing policies of our competitors or suppliers; and

•	changes in third-party payors’ reimbursement policies.

Because of these and possibly other factors, it is likely that in some future period our operating results will not meet investor expectations or those of public market analysts.

Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause investors and analysts to revalue our stock, which could cause a decline in the trading price of our stock.

We have limited resources to invest in research and development and to grow our business and may need to raise additional funds in the future for these activities.

We believe that our growth will depend, in significant part, on our ability to develop new technologies for the treatment of AAA and other aortic disorders and technology complementary to our current products. Our existing resources may not allow us to conduct all of the research and development activities that we believe would be beneficial for our future growth. As a result, we may need to seek funds in the future to finance these activities. If we are unable to raise funds on favorable terms, or at all, we may not be able to increase our research and development activities and the growth of our business may be negatively impacted.

Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce new products or product enhancements that will be accepted by the market in a timely manner.

It is important to our business that we continue to build a more complete product offering for treatment of AAA and other aortic disorders. As such, our success will depend in part on our ability to develop and introduce new products. However, we may not be able to successfully develop and obtain regulatory clearance or approval for product enhancements, or new products, or these products may not be accepted by physicians or the payors who financially support many of the procedures performed with our products.

The success of any new product offering or enhancement to an existing product will depend on several factors, including our ability to:

•	properly identify and anticipate physicians and patient needs;

•	develop and introduce new products or product enhancements in a timely manner;

•	avoid infringing upon the intellectual property rights of third parties;

•	demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;

•	obtain the necessary regulatory clearances or approvals for new products or product enhancements;

•	be fully FDA-compliant with marketing of new devices or modified products;

•	provide adequate training to potential users of our products;

•	receive adequate coverage and reimbursement for procedures performed with our products; and

•	develop an effective and FDA-compliant, dedicated marketing and distribution network.

If we do not develop new products or product enhancements in time to meet market demand or if there is insufficient demand for these products or enhancements, our results of operations will suffer.

If clinical trials of our current or future products do not produce results necessary to support regulatory clearance or approval in the United States or elsewhere, we will be unable to commercialize these products.

We are currently conducting clinical trials and will likely need to conduct additional clinical trials in the future in support of new product approvals or approval for new indications for use. Clinical testing is expensive, typically takes many years and has an uncertain outcome. The initiation and completion of any of these studies may be prevented, delayed or halted for numerous reasons, including, but not limited to, the following:

•	the FDA, institutional review boards or other regulatory authorities do not approve a clinical study protocol, force us to modify a previously approved protocol, or place a clinical study on hold;

•	patients do not enroll in, or enroll at the expected rate, or complete a clinical study;

•	patients or investigators do not comply with study protocols;

•	patients do not return for post-treatment follow-up at the expected rate;

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patients experience serious or unexpected adverse side effects for a variety of reasons that may or may not be related to our products such as the advanced stage of co-morbidities that may exist at the time of treatment, causing a clinical study to be put on hold;

•	sites participating in an ongoing clinical study may withdraw, requiring us to engage new sites;

•	difficulties or delays associated with bringing additional clinical sites on-line;

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third-party clinical investigators decline to participate in our clinical studies, do not perform the clinical studies on the anticipated schedule or consistent with the investigator agreement, clinical study protocol, good clinical practices, and other FDA and Institutional Review Board requirements;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical studies require us to undertake corrective action or suspend or terminate our clinical studies;

•	changes in U.S. federal, state, or foreign governmental statutes, regulations or policies;

•	interim results are inconclusive or unfavorable as to immediate and long-term safety or efficacy; or

•	the study design is inadequate to demonstrate safety and efficacy.

Clinical failure can occur at any stage of the testing. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or non-clinical testing in addition to those we have planned. Our failure to adequately demonstrate the efficacy and safety of any of our devices would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that device or indication for use.

We may not realize all of the anticipated benefits of the Merger.

The success of the Merger will depend, in part, on our ability to realize the anticipated growth opportunities and synergies from combining the businesses of our company and Nellix. Our ability to realize these benefits, and the timing of this realization, depend upon a number of factors and future events, many of which we and Nellix, individually or collectively, cannot control. These factors and events include:

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the results of future clinical trials of one of Nellix’s products, consisting of a stent-graft that employs an endoframe and endobags, which are filled with a polyethylene glycol polymer, which we refer to as the Nellix Product;

•	the receipt of CE Mark approval of the Nellix Product from its European Union notified body;

•	the receipt of approval from the FDA to sell the Nellix Product in the United States;

•	obtaining and maintaining patent rights relating to the Nellix technology;

•	effectively consolidating research and development operations;

•	retaining and attracting key employees;

•	consolidating corporate and administrative functions;

•	building an effective direct sales and marketing organization in Europe;

•	preserving our and Nellix’s important business relationships; and

•	minimizing the diversion of management’s attention from ongoing business concerns.

If any future acquisitions or business development efforts are unsuccessful, our business may be harmed.

As part of our business strategy to be an innovative leader in the treatment of aortic disorders, we may need to acquire other companies, technologies and product lines in the future. Acquisitions involve numerous risks, including the following:

•	the possibility that we will pay more than the value we derive from the acquisition, which could result in future non-cash impairment charges;

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difficulties in integration of the operations, technologies, and products of the acquired companies, which may require significant attention of our management that otherwise would be available for the ongoing development of our business;

•	the assumption of certain known and unknown liabilities of the acquired companies; and

•	difficulties in retaining key relationships with employees, customers, partners and suppliers of the acquired company.

In addition, we may invest in new technologies that may not succeed in the marketplace. If they are not successful, we may be unable to recover our initial investment, which could include the cost of acquiring the license, funding development efforts, acquiring products or purchasing inventory. Any of these would negatively impact our future growth and cash reserves.

Our business is subject to extensive governmental regulation that could make it more expensive and time consuming for us to introduce new or improved products.

Our products must comply with regulatory requirements imposed by the FDA and similar agencies in foreign countries. These requirements involve lengthy and detailed laboratory and clinical testing procedures, sampling activities, an extensive FDA review process, and other costly and time-consuming procedures. It often takes several years to satisfy these requirements, depending on the complexity and novelty of the product. We also are subject to numerous additional licensing and regulatory requirements relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Some of the most important requirements we face include:

•	FDA approval process;

•	California Department of Health Services requirements;

•	ISO 9001:1994 and ENISO 13485:2003; and

•	European Union CE mark requirements.

Government regulation may impede our ability to conduct continuing clinical trials and to manufacture our existing and future products. Government regulation also could delay our marketing of new products for a considerable period of time and impose costly procedures on our activities. The FDA and other regulatory agencies may not approve any of our future products on a timely basis, if at all. Any delay in obtaining, or failure to obtain, such approvals could negatively impact our marketing of any proposed products and reduce our product revenues.

Our products remain subject to strict regulatory controls on manufacturing, marketing and use. We may be forced to modify or recall our product after release in response to regulatory action or unanticipated difficulties encountered in general use. Any such action could have a material effect on the reputation of our products and on our business and financial position.

Further, regulations may change, and any additional regulation could limit or restrict our ability to use any of our technologies, which could harm our business. We could also be subject to new federal, state or local regulations that could affect our research and development programs and harm our business in unforeseen ways. If this happens, we may have to incur significant costs to comply with such laws and regulations, which will harm our results of operations.

The use, misuse or off-label use of our products may harm our image in the marketplace or result in injuries that lead to product liability suits, which could be costly to our business or result in FDA sanctions if we are deemed to have engaged in such promotion.

Our currently marketed products have been cleared by the FDA for specific treatments and anatomies. We cannot, however, prevent a physician from using our products outside of those indications cleared for use, known as off-label use. There may be increased risk of injury if physicians attempt to use our products off-label. We train our sales force not to promote our products for off-label uses. Furthermore, the use of our products for indications other than those indications for which our products have been cleared by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

Physicians may also misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our products are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us that may not be covered by insurance. If we are deemed by FDA to have engaged in the promotion of our products for off-label use, we could be subject to FDA prohibitions on the sale or marketing of our products or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry. Any of these events could harm our business and results of operations and cause our stock to decline.

If we fail to develop and grow our direct sales force, our business could suffer.

We have a nationally staffed direct sales force and we utilize a network of third-party distributors for sales outside of the United States. As we launch new products and increase our marketing efforts with respect to existing products, we will need to retain and develop our direct sales personnel to build upon their experience, tenure with our products, and their relationships with customers. There is significant competition for sales personnel experienced in relevant medical device sales. If we are unable to attract, motivate, develop, and retain qualified sales personnel and thereby grow our sales force, we may not be able to maintain or increase our revenues.

Our third-party distributors may not effectively distribute our products.

We depend on medical device distributors and strategic relationships for the marketing and selling of our products internationally. We depend on these distributors’ efforts to market our product, yet we are unable to control their efforts completely. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sales of our products. If our distributors fail to market and sell our products effectively and in compliance with applicable laws, our operating results and business may suffer substantially, or we may have to make significant additional expenditures or concessions to market our products.

Our commercialization strategy of the Nellix technology may adversely impact the efforts of our distributors who sell our other products.

Our proposed commercialization strategy of the Nellix product line will involve developing a direct sales force in some countries in Europe. As a result, it may be difficult to maintain the relationships with some of our European distributors. If we are unable to maintain or build relationships with our distributors, our operating results and business may suffer, or we may have to make significant additional expenditures or concessions to market our products.

We are in a highly competitive market segment, which is subject to rapid technological change. If our competitors are better able to develop and market products that are safer, more effective, less costly, easier to use, or otherwise more attractive than any products that we may develop, our ability to generate revenue will be reduced.

Our industry is highly competitive and subject to rapid and profound technological change. Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and products for use in the treatment of AAA and other aortic disorders. We face competition from both established and development stage companies. Many of the companies developing or marketing competing products enjoy several advantages, including:

•	greater financial and human resources for product development, sales and marketing and patent litigation;

•	significantly greater name recognition;

•	established relationships with physicians, customers and third-party payors;

•	additional lines of products, and the ability to offer rebates or bundle products to offer greater discounts or incentives to gain a competitive advantage;

•	established sales and marketing, and distribution networks; and

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greater experience in conducting research and development, manufacturing, clinical trials, preparing regulatory submissions and obtaining regulatory clearance or approval for products and marketing approved products.

Our competitors may develop and patent processes or products earlier than us, obtain regulatory clearance or approvals for competing products more rapidly than us, and develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive. We also compete with our competitors in recruiting and retaining qualified scientific, sales, and management personnel, establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies and technology licenses complementary to our products or advantageous to our business. If our competitors are more successful than us in these matters, our business may be harmed.

Our dependence upon key personnel to operate our business puts us at risk of a loss of expertise if key personnel were to leave us.

We depend upon the experience and expertise of our executive management team. The competition for executives, as well as for skilled product development and technical personnel and sales representatives in the medical device industry is intense and we may not be able to retain or recruit the personnel we need. If we are not able to attract and retain existing and additional highly qualified management, sales, regulatory, clinical and technical personnel, we may not be able to successfully execute our business strategy.

If we fail to properly manage our anticipated growth, our business could suffer.

We may experience periods of rapid growth and expansion, which could place a significant strain on our limited personnel, information technology systems, and other resources. In particular, the increase in our direct sales force requires significant management and other supporting resources. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals. To achieve our revenue goals, we must successfully increase production output as required by customer demand. We may in the future experience difficulties in increasing production, including problems with production yields and quality control and assurance, component supply, and shortages of qualified personnel. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate revenues. Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place a strain on our administrative and operational infrastructure. In order to manage our operations and growth we will need to continue to improve our operational and management controls, reporting and information technology systems, and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer.

We have a history of operating losses and may be required to obtain additional funds.

We have a history of operating losses and may need to seek additional capital in the future. Our cash requirements in the future may be significantly different from our current estimates and depend on many factors, including:

•	the results of our commercialization efforts for our existing and future products;

•	the need for additional capital to fund future development programs;

•	the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property;

•	the establishment of high volume manufacturing and increased sales and marketing capabilities; and

•	our success in entering into collaborative relationships with other parties.

To finance these activities, we may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. We may be unable to raise funds on favorable terms, or at all. During the recent economic crisis, it has been difficult for many companies, particularly small cap medical device companies, to obtain financing in the public markets or to obtain debt financing on commercially reasonable terms, if at all. In addition, the sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If we borrow additional funds or issue debt securities, these securities could have rights superior to holders of our common stock, and could contain covenants that will restrict our operations. We might have to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to our technologies, product candidates or products that we otherwise would not relinquish. If we do not obtain additional resources, our ability to capitalize on business opportunities will be limited, and the growth of our business will be harmed.

The surviving corporation of the Merger, which is a wholly-owned subsidiary of our company, possesses not only all of the assets, but also all of the liabilities of Nellix. Discovery of previously undisclosed or unknown liabilities could have an adverse effect on our business, operating results and financial condition.

Acquisitions involve risks, including inaccurate assessment of undisclosed, contingent or other liabilities or problems. Following the completion of the Merger, the surviving corporation, which is now a wholly-owned subsidiary of our company, possesses not only all of the assets, but also all of the liabilities of Nellix. Although we conducted a due diligence investigation of Nellix and its known and potential liabilities and obligations, it is possible that undisclosed, contingent or other liabilities or problems may arise which we were previously unaware. These undisclosed liabilities could have an adverse effect on our business, operating results and financial condition. The amount of such liabilities may be in excess of the value of the shares of our common stock that were placed into the escrow fund for fifteen months following the closing of the Merger to secure our rights to indemnification under the Merger Agreement, or such liabilities may not be uncovered until after the shares of our common stock that were placed into the escrow fund have been released from the escrow fund.

We rely solely on an in-house process to manufacture our graft material, and any disruption in our ability to produce this material could delay or prevent us from producing products for sale.

Currently, we rely solely on an in-house manufacturing process to produce graft material, which is a primary component for our AAA products. Our reliance on a sole source exposes our operations to disruptions in supply caused by:

•	failure to comply with quality or regulatory requirements;

•	fire, flood or earthquake, or other natural disaster; and

•	a supply interruption in the underlying raw material for the process.

Although we attempt to retain a significant stock of the graft material, the occurrence of any of the above disruptions in supply or other unforeseen events that could cause a disruption in our process to manufacture graft material may cause us to halt or experience a disruption in manufacturing the Powerlink System. Because we do not have alternative suppliers, our sales and operating results would be harmed in the event of a disruption.

We rely on a single vendor to supply certain components for our products, and any disruption in our supply could delay or prevent us from producing products for sale.

Currently, we rely on certain vendors as a sole source to supply us with certain primary components for our products. Our reliance on a sole source supplier exposes our operations to disruptions in supply caused by:

•	failure to comply with regulatory requirements;

•	any strike or work stoppage;

•	disruptions in shipping;

•	a natural disaster caused by fire, floods or earthquakes;

•	a supply shortage experienced by our sole source suppliers and;

•	the fiscal health and manufacturing strength of our sole source suppliers.

Although we retain significant stock in sole source components, the occurrence of any of the above disruptions in supply or other unforeseen events that could cause a disruption in supply from our sole source suppliers could prevent us from manufacturing our products and harm our business.

If we are unable to protect our intellectual property, our business may be negatively affected.

The market for medical devices is subject to frequent litigation regarding patent and other intellectual property rights. It is possible that our patents or licenses may not withstand challenges made by others or protect our rights adequately.

Our success depends in large part on our ability to secure effective patent protection for our products and processes in the United States and internationally. We have filed and intend to continue to file patent applications for various aspects of our technology. However, we face the risks that:

•	we may fail to secure necessary patents prior to or after obtaining regulatory clearances, thereby permitting competitors to market competing products; and

•	our already-granted patents may be re-examined, re-issued or invalidated.

We also own trade secrets and confidential information that we try to protect by entering into confidentiality agreements with other parties. However, the confidentiality agreements may not be honored or, if breached, we may not have sufficient remedies to protect our confidential information. Further, our competitors may independently learn our trade secrets or develop similar or superior technologies. To the extent that our consultants, key employees or others apply technological information to our projects that they develop independently or others develop, disputes may arise regarding the ownership of proprietary rights to such information, and such disputes may not be resolved in our favor. If we are unable to protect our intellectual property adequately, our business and commercial prospects likely will suffer.

If we are unable to effectively manage our inventory held on consignment by our intended customers, we will not achieve our expected results.

Our current products are sold on a consignment basis to certain hospitals which purchase our product as they use it. In these consignment locations, we do not have physical possession of our products. We therefore must rely on information from our customers as well as periodic inspections by our sales personnel to determine when our products have been used. Our efforts to strengthen our monitoring and management of consigned inventory may not be adequate to meaningfully reduce the risk of inventory loss. If we are not able to effectively manage appropriate consigned inventory levels, we may suffer inventory losses which will reduce our operating results.

We may face product liability claims that could result in costly litigation and significant liabilities.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability claims. Although we have, and intend to maintain, product liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. Additionally, adverse product liability actions could negatively affect the reputation and sale of our products, our ability to obtain and maintain regulatory approval for our products and may divert management’s attention from other matters.

Our operations are currently conducted at a single location that may be at risk from earthquakes or other natural disasters.

We currently conduct all of our manufacturing, development and management activities at a single location in Irvine, California, near known earthquake fault zones. We have taken precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, any future natural disaster, such as an earthquake, could cause substantial delays in our operations, damage or destroy our equipment or inventory, and cause us to incur additional expenses. A disaster could seriously harm our business and results of operations. The insurance coverage we maintain may not be adequate to cover our losses in any particular case.

The price of our stock may fluctuate unpredictably in response to factors unrelated to our operating performance.

The stock market periodically experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price of our common stock to drop. In particular, the market price of securities of small medical device companies, like ours, has been very unpredictable and may vary in response to:

•	announcements by us or our competitors concerning technological innovations;

•	introductions of new products;

•	FDA and foreign regulatory actions;

•	developments or disputes relating to patents or proprietary rights;

•	failure of our results of operations to meet the expectations of stock market analysts and investors;

•	changes in stock market analyst recommendations regarding our common stock;

•	changes in healthcare policy in the United States or other countries; and

•	general stock market conditions and other factors unrelated to our operating performance.

Trading in our stock over the last twelve months has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

The average daily trading volume in our common stock for the year ended December 31, 2009 was approximately 190,000 shares. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices. Moreover, the market price for shares of our common stock may be made more volatile because of the relatively low volume of trading in our common stock. When trading volume is low, significant price movement can be caused by the trading of a relatively small number of shares. Volatility in our common stock could cause stockholders to incur substantial losses.

Some provisions of our charter documents and Delaware law may make takeover attempts difficult, which could depress the price of our stock and inhibit your ability to receive a premium price for your shares.

Provisions of our amended and restated certificate of incorporation could make it more difficult for a third party to acquire control of our business, even if such change in control would be beneficial to our stockholders. Our amended and restated certificate of incorporation allows our board of directors to issue up to five million shares of preferred stock and to fix the rights and preferences of such shares without stockholder approval. Any such issuance could make it more difficult for a third party to acquire our business and may adversely affect the rights of our stockholders. In addition, our board of directors is divided into three classes for staggered terms of three years. We are also subject to anti-takeover provisions under Delaware law, each of which could delay or prevent a change of control. Together these provisions may delay, deter or prevent a change in control of us, adversely affecting the market price of our common stock.

We do not anticipate declaring any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business. The payment of cash dividends by us is restricted by our revolving credit facility, which contains restrictions prohibiting us from paying any cash dividends without the lender’s prior approval. If we do not pay dividends, our stock may be less valuable to you because a return on your investment will only occur if our stock price appreciates.

If the selling stockholders immediately sell our common stock received in the Merger and the Private Placement Transaction, they could cause our common stock price to decline.

Once the registration statement, of which this prospectus is a part, is declared effective, all of the shares of common stock issued to the former securityholders of Nellix at the closing of the Merger, and to Essex Woodlands Fund VII in the Private Placement Transaction, will be available for resale in the public market, except for shares of our common stock subject to the Lock-Up Agreement, dated as of December 10, 2010, with Essex Woodlands Fund VII, which we refer to as the Lock-Up Agreement.

As a condition to the closing of the Private Placement Transaction, Essex Woodlands Fund VII entered into the Lock-Up Agreement with us pursuant to which it will not, without our prior approval, sell, transfer or otherwise dispose of any shares of our common stock received by Essex Woodlands Fund VII at the closing of the Merger and in the Private Placement Transaction during the period commencing on the closing date of the transactions and ending 365 days after the closing date of the transactions, subject to certain exceptions. After the expiration of this lock-up period, and for so long as Essex Woodlands Fund VII beneficially owns greater than a specified percentage of our issued and outstanding common stock, Essex Woodlands Fund VII will not, during any calendar month, sell an aggregate number of shares of our common stock acquired in connection with the Merger, including shares issued to Essex Woodlands Fund VII, as a former stockholder of Nellix, upon our achievement of the performance milestones, and the Private Placement Transaction in excess of 300% of the average daily trading volume of our common stock on the NASDAQ Global Market during the preceding calendar month, subject to certain exceptions. The Lock-Up Agreement is terminable in certain circumstances.

If the former securityholders of Nellix sell significant amounts of our common stock following the effectiveness of the registration statement of which this prospectus is a part, or if Essex Woodlands Fund VII sells significant amounts of our common stock following the expiration of the lock-up period, subject to the provisions of the Lock-Up Agreement, the market price of our common stock could decline. These sales may also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate to raise funds through future offerings of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents and reports that we have filed with the Securities and Exchange Commission, or the SEC, that are incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we intend that such forward-looking statements be subject to the safe harbors created thereby. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. They contain words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative or other variations thereof or comparable terminology. Actual results could differ materially from those projected in forward-looking statements as a result of the following factors, among others:

•	market acceptance of our Powerlink® System;

•	the level and availability of third party payor reimbursement for our products;

•	our ability to effectively manage our anticipated growth;

•	our ability to protect our intellectual property rights and proprietary technology;

•	our ability to effectively develop new or complementary technologies;

•	development and management of our business and anticipated trends of our business;

•	our ability to successfully incorporate Nellix and its products and technology into our business;

•	our ability to attract, retain and motivate qualified personnel;

•	our ability to attract and retain customers;

•	our ability to manufacture product to meet demand;

•	the market opportunity for our products and technology;

•	the nature of regulatory requirements that apply to us, our suppliers and competitors and our ability to obtain and maintain any required regulatory approvals;

•	our future capital expenditures and needs;

•	our ability to effectively compete;

•	general economic and business conditions; and

•	other risks set forth under the section entitled “Risk Factors” in this prospectus.

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the date of documents incorporated by reference in this prospectus that include forward-looking statements. You should read this prospectus and the documents that we reference and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

All proceeds from the sale of our common stock offered pursuant to this prospectus will belong to the selling stockholders who offer and sell their shares of our common stock. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

SELLING STOCKHOLDERS

We are registering for resale an aggregate of 16,772,209 shares of our common stock to be sold by the selling stockholders set forth herein. Such shares include (i) 3,199,441 shares of our outstanding common stock (including 264,214 shares of our outstanding common stock being held in escrow) issued to the former securityholders and certain former executive officers of Nellix at the closing of the Merger pursuant to the terms of the Merger Agreement, (ii) up to 10,052,191 shares of our common stock, which we refer to as the Milestone Shares, that we may issue to the former securityholders of Nellix upon our achievement of certain performance milestones set forth in the Merger Agreement and described below, (iii) 3,170,577 shares of our outstanding common stock that we issued to Essex Woodlands Fund VII at the closing of the Private Placement Transaction pursuant to the terms of the Purchase Agreement and (iv) 350,000 shares of our outstanding restricted common stock issued to Robert D. Mitchell, our President, Global Strategic Initiatives, upon his employment with us.

The actual number of Milestone Shares that we may issue to the former securityholders of Nellix pursuant to the terms of the Merger Agreement will be determined as follows:

OUS Milestone

In the event that our sales of the Nellix Product outside of the United States exceed $10,000,000 within a certain time period following our receipt of CE mark approval for the Nellix Product, which we refer to as the OUS Milestone, we will issue additional shares of our common stock to the former securityholders of Nellix. The dollar value of the shares of our common stock to be issued upon achievement of the OUS Milestone ranges from a high of $24,000,000 if the OUS Milestone is achieved within eight months following receipt of CE mark approval, to a low of $10,000,000 if the OUS Milestone is achieved in any twelve-month period more than six years following receipt of CE mark approval. The price per share of the shares of our common stock to be issued upon achievement of the OUS Milestone will be equal to the average per share closing price of our common stock on the NASDAQ Global Market for the 30 consecutive trading days ending on the fifth trading day immediately preceding the date on which we achieve the OUS Milestone, subject to a floor of $3.50 per share and a ceiling of $7.50 per share.

PMA Milestone

In the event that we receive approval from the FDA to sell the Nellix Product in the United States, which we refer to as the PMA Milestone, we will issue additional shares of our common stock to the former securityholders of Nellix. The dollar value of the shares of our common stock to be issued upon achievement of the PMA Milestone will be equal to $15,000,000 (less the dollar value of certain cash payments and other deductions). The price per share of the shares of our common stock to be issued upon achievement of the PMA Milestone will be equal to the average per share closing price of our common stock on the NASDAQ Global Market for the 30 consecutive trading days ending on the fifth trading day immediately preceding the date on which we receive approval from the FDA to sell the Nellix Product in the United States, subject to a stock price floor of $4.50 per share.

The issuance of all of the Milestone Shares being registered for resale hereunder assumes (i) that we will achieve both the OUS Milestone and the PMA Milestone, (ii) that we will issue the maximum dollar value of shares of our common stock issuable upon our achievement of the OUS Milestone, or $24,000,000 of shares of our common stock, at an average closing price per share of our common stock at the time of issuance of $3.50, which equals the stock price floor for the OUS Milestone, and (iii) that we will issue $15,000,000 (less the dollar value of certain cash payments and other deductions) of shares of our common stock upon our achievement of the PMA Milestone at an average closing price per share of our common stock at the time of issuance of $4.50, which equals the stock price floor for the PMA Milestone. We will issue cash in lieu of fractional Milestone Shares. The actual number of Milestone Shares that we may issue to the former securityholders of Nellix pursuant to the Merger Agreement will depend on the extent to which we achieve the performance milestones set forth in the Merger Agreement, the time period during which we achieve the OUS Milestone, if at all, and the market price of our common stock at the time we issue such Milestone Shares, and thus may be significantly less than the number of Milestone Shares being registered for resale hereunder.

Upon the closing of the Merger and the Private Placement Transaction, Essex Woodlands Fund VII entered into the Lock-Up Agreement, pursuant to which Essex Woodlands Fund VII agreed that it will not sell, transfer or otherwise dispose of the shares of our common stock issued to it at the closing of the Merger and in the Private Placement Transaction for a period of 365 days after the closing of the Merger and the Private Placement Transaction, subject to certain exceptions. After the expiration of the lock-up period, and for so long as Essex Woodlands Fund VII beneficially owns greater than a specified percentage of our issued and outstanding common stock, Essex Woodlands Fund VII will not during any calendar month sell an aggregate number of shares of our common stock acquired by Essex Woodlands Fund VII in connection with the Merger, including any Milestone Shares that we may issue to Essex Woodlands Fund VII, as a former securityholder of Nellix, upon our achievement of the performance milestones described in this prospectus, and the Private Placement Transaction in excess of 300% of the average daily trading volume of our common stock on the NASDAQ Global Market during the preceding calendar month, subject to certain exceptions. The Lock-Up Agreement is terminable in certain circumstances.

The following table sets forth: (1) the name of each selling stockholder for whom we are registering the resale of shares under this registration statement; (2) the number of shares of our common stock owned by such selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total outstanding shares, of our common stock owned by such selling stockholder after this offering. The percentage of outstanding common stock owned upon completion of the offering is calculated based on 56,303,598 shares of our common stock outstanding at January 7, 2011. The registration of the shares of our common stock for resale pursuant to this registration statement does not necessarily mean that the selling stockholders will sell all or any of such shares of our common stock offered by this prospectus.

Selling Stockholder(1)	Common Stock Owned Prior to the Offering		Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of the Offering(2)	Percentage of Common Stock Owned Upon Completion of the Offering(2)
	Shares Outstanding	Milestone Shares(6)
Band of Angels Fund L.P.	17,392	292,989	310,381	—	*
Bay Ventures, LLC	—	8,520	8,520	—	*
Bhupendra O. Shah	—	454	454	—	*
Bio21 Venture Capital Corp.	53,277	203,325	256,602	—	*
BioInfo Accelerator Fund, LLC	—	336,670	336,670	—	*
Bio-Star Private Equity Fund, LLC	146,722	147,025	293,747	—	*
Bio-Star Private Equity Fund FP, LLC	58,769	58,884	117,653	—	*
Buch 1993 Revocable Trust	—	12,269	12,269	—	*
California National Bank IRA fbo J. Casey McGlynn	—	8,519	8,519	—	*

Selling Stockholder(1)	Common Stock Owned Prior to the Offering		Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of the Offering(2)	Percentage of Common Stock Owned Upon Completion of the Offering(2)
	Shares Outstanding	Milestone Shares(6)
Charles H. Taylor	—	61,966	61,966	—	*
Charles S. Taylor	—	190,172	190,172	—	*
Closs Family Trust U/A DTD 9/22/97, Jeffrey and Nancy Closs Trustees	744	742	1,486	—	*
Coleman Family CRT DTD 6/98	—	5,112	5,112	—	*
Compagnie Coloniale Trust	—	12,269	12,269	—	*
Comyns, Smith, McCleary LLP	—	50	50	—	*
Craig Rosenberg	—	1,083	1,083	—	*
Cynthia A. Lane	—	100	100	—	*
Debra A. White	—	253	253	—	*
Donna J. McKinley	—	2,653	2,653	—	*
Doug Hughes (5)	10,000	—	10,000	—
Dwight P. Morejohn	—	338	338	—	*
Essex Woodlands Health Ventures Fund VII, L.P. (3)	5,454,128	7,111,348	12,565,476	—	*
Gene F. Straube Living Trust dtd 5/25/89	—	8,520	8,520	—	*
Gwendolyn Watanabe	—	20,574	20,574	—	*
Harold O. Shattuck	—	8,520	8,520	—	*
HSDC Capital Fund, LLC	1,046	15,502	16,548	—	*
Incept, LLC	—	33,297	33,297	—	*
Ivan Tzvetanov	—	133	133	—	*
James L. Profit	—	363	363	—	*
James T. McKinley	—	32,262	32,262	—	*
Jeffrey M. Closs IRA	1,304	1,306	2,610	—	*
John A. Brown	—	5,112	5,112	—	*
Jon Mackey	—	5,112	5,112	—	*
Kondapavulur T. Venkateswara-Rao	21,842	1,838	23,680	—	*
Laurence Conway	—	485	485	—	*
Lava Management, LLC	260	3,872	4,132	—	*
Linda Wei-Lee Chang Trust UTA dtd February 19, 1998	5,771	90,667	96,438	—	*
Lore Harp McGovern	—	17,040	17,040	—	*
Lynn Langford	—	84	84	—	*
M/R Chang Family Trust dated July 25, 1974	22,258	235,309	257,567	—	*
Mahmood K. Razavi	—	3,638	3,638	—	*
Marcia M. Frantzen	—	33,852	33,852	—	*
Mark H. Wholey Family Limited Partnership	—	16,475	16,475	—	*
Mary C. Falvey	—	8,520	8,520	—	*
Matthew Ferguson	13,065	13,090	26,155	—	*
Matthew Hellewell	—	201	201	—	*
Michael Evans	—	45,191	45,191	—	*
Michael Geilhufe	—	8,520	8,520	—	*
Michael J. Barone	—	16,475	16,475	—	*

Selling Stockholder(1)	Common Stock Owned Prior to the Offering		Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of the Offering(2)	Percentage of Common Stock Owned Upon Completion of the Offering(2)
	Shares Outstanding	Milestone Shares(6)
Michael Minhall Chang Trust UTA dtd February 19, 1998	5,771	90,667	96,438	—	*
Milton Chang	—	3,191	3,191	—	*
Naomi Kuhn and Bennett Kuhn	—	980	980	—	*
Norman R. Sanders, M.D.	—	11,928	11,928	—	*
O’Brien Family Trust	1,742	11,368	13,110	—	*
Pamela T. Wetzels	—	17,040	17,040	—	*
Paul Cherkas	—	91	91	—	*
Paul J. Poletti	—	363	363	—	*
Paulette Niemyski	—	454	454	—	*
Richard Anderson	—	454	454	—	*
Robert LaDuca	—	363	363	—	*
Robert Geshlider	—	338	338	—	*
Robert D. Mitchell (4)	408,389	8,402	416,791	—	*
Ron Seger	—	6,815	6,815	—	*
Rosamund T. Dye Trust	—	10,535	10,535	—	*
Samson Family Trust U/T/D dated December 1, 1998	—	10,224	10,224	—	*
Saratoga Ventures IV, L.P.	19,563	102,849	122,412	—	*
Saratoga Ventures V, L.P.	32,605	115,918	148,523	—	*
Saratoga Ventures VI, L.P.	177,374	177,742	355,116	—	*
Sinclair Trust	—	16,475	16,475	—	*
Stephen E. Taylor	—	9,865	9,865	—	*
Stephen P. Taylor	—	8,520	8,520	—	*
Susan W. Vican	—	1,354	1,354	—	*
Taylor Family, LLC	—	2,425	2,425	—	*
The Gutshall Family Trust Dtd 3-7-90	—	8,520	8,520	—	*
The Larry Haimovitch 2000 Separate Property Revocable Trust	—	8,177	8,177	—	*
The Stafford Family Trust	—	8,237	8,237	—	*
Timothy W. Littlefield	—	16,475	16,475	—	*
Trust Agreement of Robert E. Lindell dated December 17, 2009	—	17,750	17,750	—	*
Venture Lending & Leasing IV, LLC	—	12,585	12,585	—	*
Venture Lending & Leasing V, LLC	—	218,035	218,035	—	*
William Nighan	3,782	4,852	8,634	—	*
Wing O’Donnell Ventures, LLC	—	34,082	34,082	—	*
WS Investment Company, LLC (2001A)	—	340	340	—	*
WS Investment Company, LLC (2005A)	—	8,519	8,519	—	*
WS Investment Company, LLC (2005C)	—	8,519	8,519	—	*

Selling Stockholder(1)	Common Stock Owned Prior to the Offering		Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of the Offering(2)	Percentage of Common Stock Owned Upon Completion of the Offering(2)
	Shares Outstanding	Milestone Shares(6)
Zappacosta Family Trust, Dated Feb 17, 2005	—	17,040	17,040	—	*
Essex Woodlands Health Ventures, Inc., as agent for the benefit of the stockholders of Nellix, Inc.	264,214	—	264,214	—	*

*	Less than one percent.
(1)	The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.
(2)	Assumes the sale by the selling stockholders of all of the shares of common stock available for resale under this prospectus.
(3)	Consists of 3,170,577 shares of our outstanding common stock issued to Essex Woodlands Fund VII at the closing of the Private Placement Transaction, 2,283,551 shares of our outstanding common stock issued to Essex Woodlands Fund VII, as a former securityholder of Nellix, at the closing of the Merger and 7,111,348 Milestone Shares that may be issued to Essex Woodlands Fund VII, as a former securityholder of Nellix, upon our achievement of the performance milestones set forth in the Merger Agreement and described elsewhere in this prospectus, based upon the assumptions set forth above with respect to the issuance of the Milestone Shares. Essex Woodlands Health Ventures VII, L.P., a Delaware limited partnership, is the general partner of Essex Woodlands Fund VII (the “Partnership”). Essex Woodlands Health Ventures VII, L.L.C., a Delaware limited liability company, is the general partner of the Partnership (the “General Partner”). James L. Currie, Martin P. Sutter, Immanuel Thangaraj, Petri Vainio and Jeff Himawan are the managers of the General Partner (each, a “Manager” and collectively, the “Managers”). The Partnership is deemed to have sole voting and dispositive power with respect to the shares held by Essex Woodlands. The Managers are deemed to have shared voting and dispositive power with respect to the shares held by Essex Woodlands Fund VII by unanimous consent and through the Partnership. Each Manager disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Guido J. Neels, a member of our board of directors, is a managing director of Essex Woodlands Health Ventures, Inc., an affiliate of Essex Woodlands Fund VII.
(4)	Mr. Mitchell serves as our President, Global Strategic Initiatives and as president of a wholly-owned subsidiary of our company.
(5)	Mr. Hughes serves as the chief operating officer of a wholly-owned subsidiary of our company.
(6)	The amounts set forth in this column assume (a) that we will achieve both the OUS Milestone and the PMA Milestone, (b) that we will issue the maximum dollar value of shares of our common stock issuable upon achievement of the OUS Milestone, or $24,000,000 of shares of our common stock, at an average closing price per share of our common stock at the time of issuance of $3.50, which equals the stock price floor for the OUS Milestone, and (c) that we will issue $15,000,000 (less the dollar value of certain cash payments and other deductions) of shares of our common stock upon our achievement of the PMA Milestone at an average closing price per share of our common stock at the time of issuance of $4.50, which equals the stock price floor for the PMA Milestone. We will issue cash in lieu of fractional Milestone Shares. The actual number of Milestone Shares that we may issue to the former securityholders of Nellix pursuant to the Merger Agreement will depend on the extent to which we achieve the performance milestones set forth in the Merger Agreement, the time period during which we achieve the OUS Milestone, if at all, and the market price of our common stock at the time we issue such shares, and thus may be significantly less than the number of Milestone Shares set forth in this table.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that Rule.

The selling stockholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement that contains this prospectus and (2) the date on which the shares may be sold without registration or restriction under the Securities Act.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Nellix, Inc. incorporated in this Prospectus by reference to the Current Report on Form 8-K/A filed on January 10, 2011 have been so incorporated in reliance on the report of Berger Lewis Accountancy Corporation, an independent accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not include all of the information contained in the registration statement and the exhibits which are a part of the registration statement. You should refer to the registration statement and its exhibits for additional information. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, where our SEC filings are also available. The address of the SEC’s website is http://www.sec.gov. We maintain a website at www.endologix.com. Information contained in or accessible through our website does not constitute part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of common stock covered by this prospectus is completed, except for information furnished under Item 2.02 or Item 7.01 of Form 8-K, and any exhibits relating to such information, which is neither deemed filed nor incorporated by reference herein:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the SEC on March 5, 2010;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, as filed with the SEC on May 10, 2010, July 30, 2010 and November 8, 2010, respectively;

•

our Current Reports on Form 8-K, as filed with the SEC on January 15, 2010, May 17, 2010, May 26, 2010, October 27, 2010 and December 14, 2010, and our Current Report on Form 8-K/A, as filed with the SEC on January 11, 2011; and

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the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on June 18, 1996, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to us at the following address: Investor Relations, Endologix, Inc., 11 Studebaker, Irvine, California 92618, or by telephoning us at the following telephone number: (949) 595-7200.